OD AKB



16013652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

SEC FILE NUMBER
8- 43068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11000 Broken Land Parkway
(No. and Street)

Columbia	MD	21044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anna Zelinsky 410-772-2548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Ave	Bethesda	MD	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AW

OATH OR AFFIRMATION

I, Anna Zelinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Equities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

2/11/2016
Notary Public


MELISSA SLAYTON
Notary Public
Howard County
Maryland
My Commission Expires Aug 28, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Index

	Page
Facing Page	
Report of Independent Registered Public Accounting Firm	2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Schedules Required by Rule 17a-5 of the Securities and Exchange Act of 1934:	
I - Computation of Net Capital under Rule 15c3-1 December 31, 2015	10
II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2015	11
IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2015	12

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

We have audited the accompanying statement of financial condition of Enterprise Equities, Inc. (the "Company") (a wholly-owned subsidiary of Enterprise Ownership, Inc.) as of December 31, 2015, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Enterprise Equities Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Equities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10 to 12 has been subjected to audit procedures performed in conjunction with the audit of Enterprise Equities, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on pages 10 to 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.


CohnReznick LLP

Bethesda, Maryland
February 11, 2016

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Financial Condition
December 31, 2015

Assets

Cash	$	97,501
Due from Enterprise Community Investment, Inc., net		58,588
Prepaid expenses and other assets		30,575
Income tax refund receivable		2,389
Total assets	$	189,053

Liabilities and Stockholder's Equity

Liabilities	$	-
Stockholder's equity		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
Total liabilities and stockholder's equity	$	189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Income
Year Ended December 31, 2015

Revenue	
Consulting fee income	$ 433,216
Total revenue	433,216
Operating expenses	
Payroll and benefits	342,316
Other operating expenses	39,345
Licenses and membership fees	27,625
Professional fees	18,925
Total operating expenses	428,211
Income before taxes	5,005
Income tax expense	5,005
Net income	$ -

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2014	$ 1,000	$ 49,000	$ 139,053	$ 189,053
Net income	-	-	-	-
Balance, December 31, 2015	$ 1,000	$ 49,000	$ 139,053	$ 189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities		
Changes in assets and liabilities:		
Decrease in prepaid expenses and other assets		5,593
Decrease in income tax refund receivable		2,145
Increase in due from Enterprise Community Investment, Inc., net		(46,922)
Net cash used in operating activities		(39,184)
Cash, beginning of year		136,685
Cash, end of year	$	97,501
Supplemental disclosure of cash flow information		
Payments made for income taxes	$	3,627

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Notes to Financial Statements
December 31, 2015

Note 1 - Organization and summary of significant accounting policies

Organization and business

Enterprise Equities, Inc. ("we", "us" or "Company") is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Ownership, Inc. ("EOI"). Enterprise Equities, Inc. was previously a wholly-owned subsidiary of Enterprise Community Investment, Inc. ("Enterprise"). As part of a reorganization at Enterprise, all shares of Enterprise Equities, Inc. were transferred from Enterprise to EOI, effective July 1, 2012. Enterprise is the sole stockholder of EOI. Enterprise Community Partners, Inc., a nonprofit publicly supported charitable foundation, is the sole stockholder of Enterprise.

We were established as a captive broker-dealer registered with the Securities and Exchange Commission ("SEC") for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Authority ("FINRA"). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in 29 states throughout the United States of America and the District of Columbia.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. As of December 31, 2015, we had no items that could be considered cash equivalents.

Consulting fee income

Consulting fee income is recognized as earned when services are provided.

Note 2 - Income taxes

We have an unwritten tax-sharing agreement with EOI. Pursuant to the unwritten agreement, we are included in the consolidated federal income tax return filed by EOI, and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return. Income tax expense incurred for the year ended December 31, 2015 was $5,005. Taxes are primarily composed of minimum state franchise taxes not based on income.

Our federal tax returns, including those filed as part of the consolidated Enterprise or EOI returns, remain subject to examination for 2012 and subsequent years. We also generally

remain subject to the examination of our various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, we have examined the likelihood that our tax positions would be challenged in an audit conducted by the taxing authorities. We believe that it is more likely than not that our tax positions would withstand audit, and as a result, we have recorded no liability for taxes, interest or penalties that result from uncertain tax positions.

Note 3 - Net capital requirement

We are required to comply with the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded. At December 31, 2015, our net capital was $97,501, which was $92,501 in excess of its minimum requirement of $5,000.

Note 4 - Exemption from rule 15c3-3

We are claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

Note 5 - Due to Enterprise Community Investment, Inc.

We have a consulting agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Costs incurred by us for the benefit of Enterprise are charged to Enterprise. During the year ended December 31, 2015, these costs totaled $433,216. The agreement with Enterprise will continue until terminated by either us or Enterprise with 30 days notice.

As we have no employees of our own, all of our costs are paid for by Enterprise, and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll and benefit costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. All other costs incurred with Enterprise are allocated to us on an actual or usage basis.

The amount due to Enterprise is noninterest bearing and payable on demand. Additionally, any and all amounts owed to Enterprise and/or its affiliates are subordinate to all of our other debt and obligations to other parties. As of December 31, 2015, $58,588 is due from Enterprise.

Note 6 - Major customer

Our sole source of revenue is through selling direct participation equity interests in real estate limited partnerships to Enterprise via our consulting agreement with Enterprise as identified in Note 5.

Note 7 - Subsequent events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 11, 2016 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule I- Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

COMPUTATION OF NET CAPITAL

Line		
1. Total Ownership equity from statement of financial condition	$	189,053
5. Total capital and allowable subordinated liabilities		189,053
6. Deduction: Nonallowable assets		(91,552)
10. Net Capital	$	97,501
11. Minimum net capital required (6 2/3% of aggregated indebtedness)	$	-
12. Minimum net capital requirement of reporting broker dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	92,501

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	-
20. Percentage of aggregate indebtedness to net capital		0%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 as of December 31, 2015.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule II- Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from Rule 153c-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule IV- Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements (With Supplementary Information) and Report of Independent Registered Public Accounting Firm

December 31, 2015


Enterprise®

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements (With Supplementary Information) and Report of Independent Registered Public Accounting Firm

December 31, 2015